Baker & McKenzie Abogados, S.C.

Edificio Virreyes

Pedregal 24, piso 12

Lomas Virreyes / Col. Molino del Rey

11040 México, D.F.

Tel: +52 55 5279 2900

Fax: +52 55 5279 2999

b&m.comunicacion@bakermckenzie.com

www.bakermckenzie.com/mexico

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* Associated Firm

December 11, 2019

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention: Katherine Bagley

Re:	Betterware de Mexico, S.A. de C.V. Registration Statement on Form F-1 Filed November 14, 2019 File No. 333-234692

Dear Ms. Bagley:

On behalf of Betterware de Mexico, S.A. de C.V. (the “Company”), we are hereby responding to the letter, dated December 2, 2019 (the “Comment Letter”), from the Division of Corporation Finance, Office of Trade & Services (the “Staff”) of the Securities and Exchange Commission (the “Commission”), regarding the Company’s Registration Statement on Form F-1 filed on November 14, 2019 (the “Registration Statement”). In response to the Comment Letter and to update certain information in the Registration Statement, the Company is filing Amendment No. 1 to the Registration Statement (“Amendment No. 1”) with the Commission, today.

For ease of reference, the text of each of the Staff’s comments, as set forth in the Comment Letter, is included in bold-face type below, followed by the Company’s response. Unless otherwise indicated, page references in the descriptions of the Staff’s comments refer to the Registration Statement, and page references in the Company’s responses refer to Amendment No. 1. All capitalized terms used and not otherwise defined herein have the meanings set forth in the Registration Statement.

Registration Statement on Form F-1 filed November 14, 2019

Risk Factors, page 26

1.	Please disclose that there is no assurance that the merger will be consummated, and any related risks.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 39 of Amendment No. 1.

General

2.	Please disclose the relationship, if any, between this offering and your concurrent offering on Form F-4, filed September 27, 2019, including the reason you intend for the offerings to close simultaneously. In this regard, we note your disclosure that you expect to consummate the offerings simultaneously, but it is unclear whether the offering registered on this F-1 relates to the merger registered on the form F-4 in any other manner.

Response: In response to the Staff’s comment, the Company has revised the disclosure on the prospectus cover page of Amendment No. 1.

Baker & McKenzie Abogados, S.C. is a member of Baker & McKenzie International, a Swiss Verein.

United States Securities and Exchange Commission Division of Corporation Finance December 11, 2019 Page 2

3.	Where relevant, please apply any comments on your Form F-4 registration statement to the disclosure in this Form F-1 registration statement, and amend your F-1 disclosure accordingly.

Response: The Company confirms that the Staff’s comments on the Company’s Registration Statement on Form F-4, as amended (File No. File No. 333-233982), have been applied where relevant to the disclosure in the Registration Statement, and the applicable disclosure has been amended accordingly in Amendment No. 1.

* * *

Please do not hesitate to contact the undersigned at +52(55)5279-2908 or, in his absence, Lorenzo Ruiz de Velasco B. at +52(55)5279-2942 should you have any questions regarding Amendment No. 1 or the above responses.

Sincerely yours,

Baker & McKenzie Abogados, S.C.

/s/ Reynaldo Vizcarra Méndez
Reynaldo Vizcarra Méndez

cc:	Betterware de Mexico, S.A. de C.V.
DD3 Acquisition Corp. Alan I. Annex, Esq.